EXHIBIT 21.1
SUBSIDIARIES OF BUSINESS FIRST BANCSHARES, INC.

Name	Jurisdiction of Incorporation	Parent Entity
b1BANK Coastal Commerce Statutory Trust I	Louisiana Connecticut	Business First Bancshares, Inc. Business First Bancshares, Inc.
Business First Insurance, LLC	Louisiana	b1BANK
Smith Shellnut Wilson, LLC Waterstone LSP, LLC b1Securities, LLC	Mississippi Texas Louisiana	b1BANK b1BANK b1BANK